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October 14, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-196437

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2014 and amended on August 25, 2014 and September 24, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 3, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received on October 8, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

October 14, 2014

Dilution, page 94

1.                          In accordance with your response to our prior comment 3, we note you have removed all references to as-converted platform stock based on your assertion that there would be no material dilution of the value of a share of a series of tracking stock as a result of its conversion to platform common stock. Please revise your disclosure in this section to add a statement with this explanation regarding any conversion to platform common stock.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 3 accordingly.

Results of Operations, page 97

Six months ended June 30, 2013 and 2014 (unaudited), page 97

2.                          We note the disclosure added to pages 97 and 98 of MD&A in response to our prior comment 5. Please explain in further detail how you determined the $170,000 of income recognized during the six months ended June 30, 2014 that represented an increase in the fair value of the brand contract from April 28, 2014 through June 30, 2014 and which was driven by the timing of the cash flows and the increased certainty of expected future cash flows being realized. As part of your response, please indicate the specific future cash flows whose timing is expected to be accelerated or changed as well as the specific cash flows whose expected realization has increased during this period along with the factors that resulted in their increased expected realization.

Response:                                         The Company advises the Staff that the net increase in fair value was due to the passage of time and the resulting increase in certainty in collecting cash flow and the fact that the Company determined that its estimates of aggregate future cash flows to be received had not changed materially. For the six months ended June 30, 2014, the net increase in fair value resulted from the recognition of a $313,000 increase in value and a $143,000 decrease in value.  The $313,000 increase in value resulted from the passage of time and the corresponding increased certainty in the amounts and timing of certain NFL player contract and endorsement cash flows.  The $143,000 decrease in value resulted from (i) certain cash flows received from Vernon Davis’s endorsements that fell short of the Company’s original cash flow projections for that period and were delayed to future periods, and (ii) changes to the timing of future NFL player contract and endorsement cash flows. In the future, the Company anticipates that when the NFL season starts, the certainty of base salary payments for that NFL season pursuant to an NFL player contract will increase, resulting in a decrease of the discount rate applied to those expected cash flows and income being recognized. However, this analysis will be done on a contract by contract basis and will take into account the specific language in a player’s NFL player contract and such player’s playing status at the time of the fair value determination.

October 14, 2014

Critical Accounting Policies, page 102

Fair Value of Financial Instruments, page 103

Alshon Jeffery Brand Contract, at Estimated Fair Value, page 111

3.                          Please briefly explain the basis for your belief that Alshon Jeffery will renegotiate his NFL Player contract prior to the 2015 NFL season. To the extent material, please discuss, if known, whether there are advantages or disadvantages to a player renegotiating his NFL player contract rather than participating in free agency. Please also tell us whether you believe Jeffery’s failure to renegotiate his contract prior to the 2015 season would be likely to have a material impact on expected brand income from your contract with Jeffery.

Response:                                         The Company respectfully advises the Staff that upon the completion of the 2014 NFL season, Alshon Jeffery will have one year remaining on his four year rookie NFL player contract. At the time the Company conducted the fair value estimate of the Alshon Jeffery brand contract, Alshon Jeffery had demonstrated a high level of achievement in the NFL evidenced by having over 1,400 yards receiving during the 2013 NFL season and being selected to play in the 2014 Pro Bowl. Based on this high level of achievement, the Company made the qualitative judgment that Alshon Jeffery would have an opportunity to renegotiate his contract prior to the 2015 NFL season. This judgment was based on the Company’s view that the Chicago Bears would want to retain a high performing player like Alshon Jeffery, rather than risk losing him to another NFL team if he were to become a free agent following the 2015 NFL season. The Company also believes there are advantages for a player in the NFL to renegotiate his NFL player contract prior to becoming a free agent. Such advantages include obtaining a lucrative long-term NFL player contract (which contract could include guaranteed money) while minimizing the risk of injury or reduced performance versus playing out his contract and becoming a free agent. If Alshon Jeffery does not renegotiate his NFL player contract prior to the 2015 NFL season, the Company will revise its estimate of the value of the brand contract at the time the Company determines that such renegotiation is unlikely to occur. A revised estimate of the value of Alshon Jeffery’s brand contract will consider a number of factors that presently are not and cannot be known, including Alshon Jeffery’s performance during the 2014 NFL season and could include a different group of comparable players and comparable contracts that would be determined based on such performance. As such, the Company respectfully advises the Staff that it cannot be determined at this time whether the failure of Alshon Jeffery to renegotiate his NFL player contract after the 2014 NFL season will have a positive or negative effect on expected brand income under the brand contract.

Vernon Davis Brand Contract, at Estimated Fair Value, page 121

4.                          We note the disclosure added on pages 122 and 123 in response to our prior comments 9 and 10. Please revise the discussion to also indicate whether any adjustments to the fair value of this brand contract have been made subsequent to the consummation of the offering associated with this brand contract. Also, please explain the nature of any adjustments, their impact on the fair value of the brand contract, and the facts or circumstances that resulted in such adjustments.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 125 to include the period subsequent to the consummation of the offering through June 30, 2014.

October 14, 2014

Note 2. Summary of Significant Accounting Policies, page F-9

Income/(Loss) per share, page F-13

5.                          We note your response to our prior comment 14 and your revised disclosure on page F-13, which provides a general explanation regarding how net income/(loss) is allocated between Platform Common stock and Fantex Series Vernon Davis Convertible Tracking Stock on the statement of operations. Please further revise your disclosure to specifically show the components and amounts, preferably within a table, which went into the allocation.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page F-13 to include the components and amounts in tabular form.

Note 5. Investment in Brand Contract, at Fair Value (Unaudited), page F-16

6.                          We note your response to our prior comment 20 and the disclosure that has been added to Note 5 in response to our comment. Please clarify what you mean by the statement indicating “the realized gain represents a calculation of the expected discount rate being realized as the expected cash flow is received.” If this realized gain represents changes in fair value resulting from changes in the discount rate used to present value cash flows due to the passage of time, please clearly indicate this in your response and your revised disclosure. Alternatively, if this amount represents some other change in fair value, please clarify what resulted in this realized gain as we are unclear as to its nature based on your current disclosures.

Response:                                         The Company respectfully advises the Staff that realized gains do not result from changes in fair value. Realized gains occur only upon the receipt of cash. The cash received pursuant to a brand contract has two components: (i) a return of capital and (ii) a realized gain.  The realized gain is the product of applying the discount rate associated with that cash receipt to the total amount of cash received at that time.  The difference between the realized gain and the total cash received is treated as a return of capital. The Company respectfully notes that this manner of calculation is consistent with the example presented by the Company in its response to Comment 63 in the Company’s letter to the Staff dated June 19, 2013.  The Company respectfully advises the Staff that the realized gain did not result from changes in the respective discount rates used to discount future estimated cash flows to present value, since a realized gain only occurs upon the actual receipt of cash.  Merely increasing or decreasing the discount rate would not result in a realized gain or loss.

October 14, 2014

7.                          You state in your response to our prior comment 21 and in your disclosure on page F-18 that shortfalls in cash flow that are a result of cash not being received would represent a net loss to the extent it is no longer expected to be received. In this regard, it was noted that there were several instances where Vernon Davis did not earn certain compensation, such as declining to participate in the Pro Bowl, not participating in voluntary off season training and failing to report for the team’s mandatory minicamp in June. As such, please tell us and revise your disclosure to explain how these events have been considered in your calculation of realized gain at June 30, 2014.

Response:                                         The Company respectfully advises the Staff that the Company did not include in its estimation of lifetime brand income for Vernon Davis any amounts for post-season compensation, which includes Pro Bowl participation.  This was noted in the Company’s response to Comment 8 in its letter to the Staff dated February 28, 2014. This is also disclosed in footnote 1 of the table estimating Category A, Category B and Category C brand income for Vernon Davis, which has been included in each Registration Statement on Form S-1 and Amendment to a Registration Statement on Form S-1 filed by the Company with the Commission since the Staff’s letter to the Company dated March 12, 2014. The Company respectfully notes that the disclosure in the above-referenced footnote 1 was a result of the Staff’s letter to the Company dated March 12, 2014, as discussed in the Company’s letter to the Staff dated March 19, 2014.  Because amounts for post-season compensation, including Pro Bowl participation, were not included in the original estimation of lifetime brand income, such cash flows are not expected and thus do not represent a net loss if not received. The Company respectfully advises the Staff that Vernon Davis would not have earned any brand income had he attended the mandatory mini-camp. As such, his failure to attend mini-camp did not impact the Company’s original estimation of the lifetime brand income for Vernon Davis and did not result in a shortfall in cash flow that was expected to be received. The Company also respectfully advises the Staff that the brand income lost as a result of Vernon Davis not participating in the off-season workout program in 2014 was considered in its calculation of realized gain as of June 30, 2014. The failure of Vernon Davis to earn his offseason workout bonus resulted in the realized gain as of June 30, 2014 being approximately $2,000 lower than anticipated, an amount the Company considers immaterial.

* * * * * *

October 14, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 3 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP